UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

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COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Spanish Securities Market Act (“Ley del Mercado de Valores”):

In relation to the 2013 Warrants issued by the capital increase through the set-off of receivables1, PRISA has granted a public deed formalizing that capital increase corresponding to the 2013 Warrants exercised by certain Institutional Investors during July.

This public deed has been recorded in the Madrid Commercial Registry, on August 21, 2014, with entry number 574.

The total number of 2013 Warrants that have been exercised is 94,712,520 which have given place to the subscription of 94,712,520 new Class A common shares.

PRISA share capital, after this operation, amounts €192,835,852.70 represented by: 1,928,358,527 Class A common shares, of €0.10 par value each, numbered consecutively from 1 to 1,928,358,527.

The admission to trading of the new ordinary shares will be applied on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System (“Sistema de Interconexión Bursátil” -Mercado Continuo-).

Madrid, August 26, 2014

1  Resolution approving the issuance of warrants to certain of the Company’s creditors which include the right to subscribe Class A common shares through the set-off of receivables and the share capital increase by way of setting-off receivables to cover the exercise of the warrants, passed by the PRISA’s Extraordinary Shareholders Meeting held on December 10, 2013.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

August 26, 2014